SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A*

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Cosan Limited
(Name of Issuer)

Class A Common Stock, Par Value $.01 per share
(Title of Class of Securities)

G25353107
(CUSIP Number)

Eduardo Soares Gávea Investimentos Ltda. Av Ataulfo de Paiva, 1100, 7˚ andar Rio de Janeiro, RJ, 22440-35, Brazil +55-21-3206-9000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G25353107	SCHEDULE 13D/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS GIF Venus, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,666,666 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,666,666 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 31,666,666 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 18.2%
14	TYPE OF REPORTING PERSON IV

CUSIP No. G25353107	SCHEDULE 13D/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS Gávea Investimentos Ltda. (f/k/a 3F Administração de Recursos Ltda.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 33,453,133 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 33,453,133 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 33,453,133 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 19.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G25353107	SCHEDULE 13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS Arminio Fraga Neto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 33,453,133 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 33,453,133 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 33,453,133 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 19.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G25353107	SCHEDULE 13D/A	Page 5 of 13 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 3 amends the statement on Schedule 13D filed on November 13, 2008 (the "Original Schedule 13D") as amended and restated by Amendment No. 1 filed on January 18, 2011 ("Amendment No. 1") and further amended by Amendment No. 2 filed on April 7, 2011 ("Amendment No. 2", and the Original Schedule 13D as amended and restated by Amendment No. 1 and as further amended by Amendment No. 2 and hereby, the "Schedule 13D"), with respect to the Class A Common Stock, par value $.0.01 per share (the "Shares") of Cosan Limited, a Bermuda exempted company (the "Issuer").  Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.  This Amendment amends Items 2, 4, 5 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated as follows:

(a)           This statement is filed jointly by:

(i)          GIF Venus, Ltd. ("GIF Venus"), a Cayman Islands limited liability company, with respect to the Shares directly held by it;

(ii)         Gávea Investimentos Ltda. (f/k/a 3F Administração de Recursos Ltda.) ("Gávea") (all references to "3F" in the Original 13D, Amendment No. 1 and Amendment No. 2 shall be deemed to references to Gávea), a Brazilian Limitada which is the investment manager of certain investment funds, including GIF Venus, (the "Gávea Funds"), with respect to the Shares held by the Gávea Funds; and

(iii)        Arminio Fraga Neto, who is the control person of Gávea, with respect to the Shares held by the Gávea Funds.  JPMorgan Asset Management Holdings, Inc. is the largest shareholder of Gávea;

On May 2, 2011 each of GIF Gestão and Gávea Gestão (each as defined in Amendment No. 2) and Gávea Investimentos Ltda. (an entity different from the entity referred to in clause (ii) above) were merged into Gávea with Gávea becoming the legal successor of GIF Gestão, Gávea Gestão and Gávea Investimentos Ltda.  Gávea subsequently changed its name from 3F Administração de Recursos Ltda. to Gávea Investimentos Ltda.  Accordingly, GIF Gestão and Gávea Gestão are no longer Reporting Persons on this Schedule 13D.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.  The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 is attached as Exhibit A.

(b)           The address of the principal business office of:

(i)          GIF Venus is PO Box, 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands;

(ii)         Gávea is Av Ataulfo de Paiva, 1100, 7˚ andar, Rio de Janeiro, RJ, 22440-35, Brazil; and

CUSIP No. G25353107	SCHEDULE 13D/A	Page 6 of 13 Pages

(iii)        Arminio Fraga Neto is Av Ataulfo de Paiva, 1100, 7˚ andar, Rio de Janeiro, RJ, 22440-35, Brazil.

The name, present principal occupation or employment, principal business address of such employer and citizenship of each director, executive officer and controlling person of GIF Venus and Gávea is set forth on Schedule A attached hereto.

(c)           The principal business of GIF Venus is purchasing, holding and selling securities for investment purposes.  Gávea is primarily engaged in the business of investment management and providing management services to investment funds and is the investment manager of GIF Venus and the other Gávea Funds.  The principal occupation of Arminio Fraga Neto is chief investment officer of Gávea.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           The place of organization or citizenship, as applicable, of each of the Reporting Persons is set forth in Item 6 of the cover pages hereto and is incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended by the addition of the following:

On June 30, 2011, each of GIF II Ltd. and BVP Fundo de Investimento Multimercado, each a Gávea Fund, filed a Form 144 indicating their respective intention to sell up to 1,551,152 Shares and 118,558 Shares, respectively.

On July 13, 2011, BS Fundo de Investimento De Ações, a Gávea Fund, filed a Form 144 indicating its intention to sell up to 149,600 Shares.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

A.	GIF Venus

	(a)	As of the date hereof, GIF Venus may be deemed the beneficial owner of 31,666,666 Shares held by it.

Percentage: Approximately 18.2% as of the date hereof.

	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: See item (a) above.

CUSIP No. G25353107	SCHEDULE 13D/A	Page 7 of 13 Pages

	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: See item (a) above.

(c)	GIF Venus did not enter into any transactions in the Shares within the last sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

B.	Gávea

	(a)	As of the date hereof, Gávea may be deemed the beneficial owner of 33,453,133 Shares held by the Gávea Funds.

Approximately 19.2% as of the date hereof.

	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: See item (a) above.
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: See item (a) above.

(c)
The transactions in the Shares within the last sixty days effected by Gávea on behalf of the Gávea Funds, which were all in the open market, are set forth on Schedule B and are incorporated herein by reference.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

	(e)	Not applicable.

C.	Arminio Fraga Neto

	(a)	As of the date hereof, Arminio Fraga Neto may be deemed the beneficial owner of 33,453,133 Shares held by the Gávea Funds.

Percentage: Approximately 19.2% as of the date hereof.

	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: See item (a) above.
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: See item (a) above.

	(c)	See Schedule B.

CUSIP No. G25353107	SCHEDULE 13D/A	Page 8 of 13 Pages

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Shares owned by another Reporting Person.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 is hereby amended by including the following as Exhibit A:

Exhibit A:  Joint Acquisition Statement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, dated as of July 14, 2011.

CUSIP No. G25353107	SCHEDULE 13D/A	Page 9 of 13 Pages

Schedule A

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The name and present principal occupation or employment of each executive officer and director of the applicable Reporting Persons (the “Instruction C Persons”) are set forth in the table below. To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Name and Principal Occupation

GIF VENUS, LTD.
Gávea Wealth Management Ltd., Director

GÁVEA WEALTH MANAGEMENT LTD.
Arminio Fraga Neto, Director
Luiz Henrique Fraga, Director and Officer
Amaury Guilherme Bier, Director

GÁVEA INVESTIMENTOS LTDA.
Arminio Fraga Neto, Officer
Luiz Henrique Fraga, Officer
Amaury Guilherme Bier, Officer
André Luis Reis Dima Domingos, Officer
André Monteiro D’Almeida Monteiro, Officer
Bernardo de Carvalho Meres, Officer
Bernardo Soares de Miranda Carvalho, Officer
Carlos Barros Jorge Neto, Officer
Christopher David Meyn, Officer
Diogo Aquino de Rezende Lopes, Officer
Edward Joaquim Amadeo, Officer
Eduardo Felipe da Silva Soares, Officer
Eduardo Andrada do Amaral Rudge, Officer
Gabriel Srour, Officer
Hélio França Filho, Officer
Luiz Eduardo da Silva Braga, Officer
Maurício Magalhães, Officer
Paola Maria Castellini Bonoldi, Officer
Piero Paolo Picchioni Minardi, Officer
Ricardo Schenker Wajnberg, Officer
Rodrigo Maciel de Sá Fiães, Officer

CUSIP No. G25353107	SCHEDULE 13D/A	Page 10 of 13 Pages

        Arminio Fraga Neto and Christopher David Meyn are U.S. citizens and all of the other persons listed above are Brazilian citizens.

The business address of each director of GIF Venus, Ltd. is PO Box, 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The business address of Gávea Wealth Management Ltd. is 325 Waterfront Drive, Omar Hodge Building, 2nd Floor, Wickham’s Cay, Road Town, Tortola, British Virgin Islands. Gávea Wealth Management Ltd., is a limited company, organized in British Virgin Islands.

The business address of each officer of Gávea Investimentos Ltda. is Av Ataulfo de Paiva, 1100, 7˚ andar, Rio de Janeiro, RJ, 22440-35, Brazil.

CUSIP No. G25353107	SCHEDULE 13D/A	Page 11 of 13 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person during the past sixty days.  All transactions were effectuated in the open market through a broker.

GÁVEA INVESTIMENTOS LTDA. ON BEHALF OF THE GÁVEA FUNDS

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
5/17/2011	(500)	10.83
6/24/2011	(150,000)	11.87
6/24/2011	(14,000)	11.9
6/29/2011	(50,000)	12.2002
6/30/2011	(50,000)	12.26151
7/1/2011	(245,116)	12.4321
7/5/2011	(128,650)	12.4473
7/6/2011	(100,000)	12.2102
7/6/2011	(82,558)	12.05298
7/7/2011	(37,900)	12.2182
7/8/2011	(250,000)	12.2008
7/11/2011	(30,000)	11.9239
7/12/2011	(739,486)	12.1014

CUSIP No. G25353107	SCHEDULE 13D/A	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 14, 2011

GIF VENUS, LTD.

By: GÁVEA WEALTH MANAGEMENT LTD., as Director

By:	/s/ Luiz Henrique Fraga
Name:	Luiz Henrique Fraga
Title:	Executive Officer

GÁVEA INVESTIMENTOS LTDA.

By:	/s/ Luiz Henrique Fraga
Name:	Luiz Henrique Fraga
Title:	Executive Officer

/s/ Arminio Fraga Neto
ARMINIO FRAGA NETO

CUSIP No. G25353107	SCHEDULE 13D/A	Page 13 of 13 Pages

EXHIBIT A

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  July 14, 2011

GIF VENUS, LTD.

By: GÁVEA WEALTH MANAGEMENT LTD., as Director

By:	/s/ Luiz Henrique Fraga
Name:	Luiz Henrique Fraga
Title:	Executive Officer

GÁVEA INVESTIMENTOS LTDA.

By:	/s/ Luiz Henrique Fraga
Name:	Luiz Henrique Fraga
Title:	Executive Officer

/s/ Arminio Fraga Neto
ARMINIO FRAGA NETO